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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

[redacted]

12013808

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66552

KH 3/31

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Ste. 2550
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera (305) 533-1027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
(Name - *if individual, state last, first, middle name*)

201 Alhambra Circle, Ste. 901 (Address) Coral Gables (City) Florida (State) 33134 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

AD 4/3

OATH OR AFFIRMATION

I, William A. Herrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick Securities, LLC, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

CLARA GUEVARA
MY COMMISSION EXPIRES May 12, 2016
#EE 168329
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

(Signature)

FINOP
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

BULLTICK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

TABLE OF CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick Securities, LLC as of December 31, 2011. This financial statement is the responsibility of Bulltick Securities, LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bulltick Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

HLB Gravier, LLP

Certified Public Accountants

Coral Gables, Florida
February 24, 2012

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

BULLTICK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
Cash and cash equivalents	$	123,979
Receivable from clearing brokers - (Note 3)		243,401
Deposits with clearing brokers- (Note 3)		100,000
Commissions and other fees receivable		122
Other assets		15,337
TOTAL ASSETS	**$**	**482,839**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	238,675
Due to related parties- (Note 4)		55,060
TOTAL LIABILITIES		293,735
MEMBER'S EQUITY		189,104
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**482,839**

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Business and Organization

Bulltick Securities, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member being Bulltick Capital Markets Holdings, L.P. (formerly Bulltick Capital Markets, L.P.), a Delaware limited partnership (Parent). The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective on December 17, 2004, but it did not commence brokerage operations until October 2006. The Company did not have significant securities related activity until December 3, 2007 when certain customer accounts were transferred from Bulltick, LLC, a FINRA member broker-dealer affiliated with the Company by common ownership. The Company also registered as a member of the National Futures Association ("NFA"), effective May 21, 2008.

The broker-dealer acts primarily in a riskless principal capacity for its customers located within Latin America buying and selling securities and earning a mark-up. The Company also acts in an agency capacity for its customers and charges a commission. The Company's operations are in Miami, Florida.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Commissions and riskless principal trading. All customer securities transactions are reported on a trade date basis along with the corresponding commission revenue, riskless principal net gains, clearing, execution and order related charges and other transaction costs.

Interest income is recorded on the accrual basis of accounting.

Receivables

Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2011, an allowance for doubtful accounts was not recorded as all accounts are deemed to be fully collectible.

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Income Taxes
The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the partners of the Parent Company and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2008 through 2010. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company has adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Subsequent Events
In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 24, 2012, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Additionally, the Company is also an introducing broker subject to minimum net capital requirements per the Commodity Futures Trading Commission and the National Futures Association, the higher of which is $45,000. Therefore, the minimum "Net Capital" used is $45,000. At December 31, 2011, the Company's "Net Capital" was $172,448; which exceeded requirements by $127,448 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.70 to 1.

Note 3 – Risk Concentrations

Clearing and Depository Concentration
The clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. At December 31, 2011, deposits at clearing broker and the amount receivable from clearing broker included in the accompanying statement of financial condition are held by and due from this broker. Amounts receivable from clearing broker represent cash balances in various accounts.

Commissions and fees receivables are unsecured and include $122 which is considered non-allowable for net capital purposes.

Futures Trading Risks
The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures positions at December 31, 2011.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

Note 3 – Risk Concentrations (continued)

In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

Note 4 – Related Party Transactions

At December 31, 2011, $48,188 of management fees are due to the affiliates and are included in due to related parties in the accompanying statement of financial condition. Additionally, $6,872 of clearing, execution charges and other transactional expenses are due to affiliates and are included in due to related parties in the statement of financial condition.